EXHIBIT 99.1

North American Construction Group Ltd. Clarifies Ex-Dividend Dates

ACHESON, Alberta, Nov. 07, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) wishes to clarify that, due to the Thanksgiving Day holiday in the U.S., the ex-dividend dates for the regular quarterly dividend of four Canadian cents ($0.04) per common share previously announced by the Company on October 29, 2019, will be November 27, 2019 for shares traded on the NYSE and November 28, 2019 for shares traded on the TSX.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca